[Truist Financial Corporation Letterhead]

January 11, 2022

VIA EDGAR

Christopher M. Wall

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Truist Financial Corporation (the “Company”)

Registration Statement on Form S-3

File No. 333-261845

Request for Effectiveness

Dear Mr. Wall:

Reference is made to the Registration Statement on Form S-3 (File No. 333-261845) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2021 (the “Registration Statement”).

The Company hereby requests that the Registration Statement be made effective at 5:00 p.m. (Eastern time) on Thursday, January 13, 2022, or as soon as practicable thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Aaron A. Seamon of Squire Patton Boggs (US) LLP, legal counsel to the Company, at (614) 365-2700 or aaron.seamon@squirepb.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Seamon when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

TRUIST FINANCIAL CORPORATION

/s/ Keith L. Thornton
Keith L. Thornton
Deputy General Counsel – Corporate and Employment

cc:	Bradley T. Kamlet, Truist Financial Corporation

Aaron A. Seamon, Squire Patton Boggs (US) LLP